UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

October 9, 2007

Item 3.	News Release

The News Release dated October 9, 2007 was disseminated via Marketwire Canadian and US Timely Disclosure.

Item 4.	Summary of Material Change

The Company released additional results from the ongoing drilling program at Sparrow South, now called the Heruga Deposit, located on the Javhlant license of Entrée’s Lookout Hill property. The Javhlant license is part of the joint Entrée-Ivanhoe Mines agreement area. The Company also announced that Ivanhoe Mines incurred the required expenditures to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area. .

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company released results for eight additional holes which became available subsequent to the release of October 3, 2007. The latest results confirmed the discovery of a 1,100 metre-long coherent zone of molybdenum-rich copper and gold mineralization. A zone of gold-rich copper mineralization lies beneath this molybdenum-rich shell. Mineralization along the structural trend hosting Oyu Tolgoi now extends over 20 km. A table of results was provided. Maps are on the Company website.

The Company also announced the Ivanhoe Mines has incurred the required expenditures to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area. Subject to a review of the expenditures, Entrée and Ivanhoe Mines will form a 51% Ivanhoe Mines/49% Entrée joint venture. Ivanhoe Mines has informed Entrée that it intends to continue to incur earn-in expenditures so as to increase its participating interest in the project.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Lindsay Bottomer, Vice-President, Corporate Development

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 9th day of October, 2007.

SCHEDULE “A”

ENTRÉE GOLD REPORTS ADDITIONAL RESULTS

FROM DRILLING ON JAVHLANT LICENSE, MONGOLIA

Vancouver, B.C., October 9, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has received additional results of ongoing drilling on the Javhlant license, Mongolia, from its partner and project operator, Ivanhoe Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN – “Ivanhoe Mines”). The Javhlant license is included in the joint Entrée-Ivanhoe Mines agreement area.

The drilling program on the area formerly known as Sparrow South, and now called the Heruga Deposit, lies within the north-northeast-trending Oyu Tolgoi structural corridor. The deposit lies approximately 5 kilometres southwest from Ivanhoe Mines’ Southwest Oyu copper and gold deposit.

As announced by Entrée on October 3, 2007, drilling at the Heruga Deposit returned significant initial results in five (EJD0001, EJD0004, EJD0007, EJD0009, EJD0012) of the eleven holes for which results were available at that time. Entrée has now been notified by Ivanhoe Mines that results from a further eight holes have confirmed the discovery of a 1,100 metre-long coherent zone of molybdenum-rich copper and gold mineralization. A zone of gold-rich copper mineralization lies beneath this molybdenum-rich shell.

Results for the eight additional holes are summarized in Table 1. Hole collar locations are shown on a map posted on the Entree website at www.entreegold.com.

Greg Crowe, President and CEO of Entrée, commented, “In addition to the importance of this discovery, it again confirms the regional nature of the mineralized system associated with Oyu Tolgoi and bodes well for Entrée’s ongoing exploration on its 100%-owned ground to the west of Oyu Tolgoi.”

“Mineralization now extends over twenty kilometres, along the structural trend hosting Oyu Tolgoi. Our long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south of it.”

The Heruga Deposit was discovered by drill-testing an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast to the Southwest Oyu Deposit on Oyu Tolgoi. As presently defined, the Heruga Deposit is open to the east and to the south. The IP anomaly indicates that the mineralized zone also may continue to the north and to depth below the early holes drilled on the northern-most section, which now appear to have been stopped short of the mineralized zone.

Nineteen drill holes (including daughter holes), spaced at 200 to 300 metre intervals along a 1,400 metre strike length of the anomaly have now been completed, or are in progress, on six section lines at the Heruga discovery. Significant copper, gold and molybdenum mineralization has been intersected in drill holes on five adjacent sections, representing 1,100 metres of strike length. Four drills are currently drilling on the Heruga Deposit, including a recently-collared hole (EJD0019), 200 metres south of the known mineralization. Two additional holes (EJD0016and EJD0018) have also been completed on the Castle Rock IP anomaly located to the southeast of the Heruga Deposit.

Discussion and Highlights of Recent Drilling

The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend. While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite similar to the host rocks of the Oyu Tolgoi deposits. The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor. The area between Southwest Oyu and Heruga is cut by two late, east-northeast trending faults that have likely down-dropped the intervening ground.

Drilling to date has delineated a 1,100 metre long, coherent zone of gold-rich copper mineralization, as defined in holes EJD0015, EJD0013 and EJD0017A, lying beneath a molybdenum-rich shell. For example, hole EJD0017A, a re-drill of hole EJD0017 from 578 metres, was collared 200 metres east of EJD0009. The hole, which is currently drilling at a down-hole depth of more than 1,300 metres in visually strong chalcopyrite with minor bornite mineralization, has intersected 334 metres, starting at 740 metres down-hole, grading 0.32 g/t gold, 0.63% copper and 269 ppm molybdenum. At a down-hole depth of 1,074 metres, the hole has intersected 36 metres of 0.81g/t gold, 0.72% copper and 54 ppm molybdenum with assays from lower sections pending. This intersection may represent the start of a gold-rich zone lying below the molybdenum shell.

The Heruga Deposit has been cut longitudinally by a north-south fault, the Bor Tolgoi Fault, with an apparent 500 metres, west side down-sense of movement. The most northerly intersection into the deposit in hole EJD0007 is clearly on the west side of this fault. Three hundred metres to the south of hole EJD0007, hole EJD0011 intersected the fault at a depth of 550 metres and, starting at 1,008 metres, intersected molybdenum-rich mineralization grading 0.31 g/t gold, 0.45% copper and 212 ppm molybdenum, also on the west side of the fault. Holes EJD0015 and 0015A, collared 200 metres to the east of hole EJD001, are clearly on the east side of the fault and intersected strong gold mineralization underlying the molybdenum-rich zone. The 298 metre intersection in hole EJD0014, a further 300 metres south of hole EJD0015, and the 166 metre intersection in hole EJD0012 were also cut off at the bottom by the Bor Tolgoi Fault.

The true thickness of the individual intersections is not clearly understood at this early stage in the exploration as the full geometry and orientation of the deposit is not fully defined. On sections where two or more drill holes have intersected mineralization, such as EJD0009 and EJD0017A, the apparent thickness or horizontal width of the zone extending from a known geological fault boundary to 100 metres east of the eastern most hole, EJD0017A, is at least 400 metres, with a vertical extent of up to 500 metres. On sections, where only one hole has intersected the zone, such as holes EJD0007 and EJD0014, and no holes have been drilled on the eastern side, it is not yet possible to determine the true thicknesses and depths of the intersections, or the orientation of the mineralization.

The potential for the continuation of the gold-rich mineralization north, to EJD0007 on the east side of the Bor Tolgoi Fault, is a clear exploration target that will be tested by future drilling; as will the entire deposit to the east of the existing holes. The potential southern strike extent is now being tested by new hole, EJD0019, collared 200 metres south of EJD0017A.

The Oyu Tolgoi structural trend as currently defined now has a total strike length in excess of 20 kilometres, encompassing Oyu Tolgoi in the centre and extensions onto the joint Entrée/Ivanhoe agreement area to both the south and north. From the Heruga Deposit in the south, the trend now extends through the Oyu Tolgoi deposits to the lower grade Ulaan Khud or Airport North Zone, located approximately 10 kilometres north-northeast of the Hugo Dummett Deposit.

Table 1. Selected mineralized intervals from the Heruga Deposit

Down-hole depth from-to m	Interval m	Cu %	Au g/t	Mo ppm	Cu Eq* %

Hole EJD0011
1008 – 1266	258	0.45	0.31	212	0.83
1486 – 1552	66	0.68	0.66	77	1.16

Hole EJD0013
790 – 1244	454	0.50	1.43	178	1.56
including
994 - 1158	164	0.64	2.92	199	2.67

Hole EJD0013A
634 – 800	166	0.40	0.23	153	0.68
800 - 1094	294	0.52	0.55	183	1.03

Hole EJD0013B**
602 – 608	6	0.93	0.05	420	1.32
716 – 778	62	0.69	0.28	263	1.10
778 – 1024	pending

Hole EJD0014
636 – 934	298	0.62	0.29	229	1.00

Hole EJD0015
856 – 1368	512	0.37	0.47	91	0.75

Hole EJD0015A**
726 – 902	176	0.31	0.16	71	0.47
902 - 1008	pending

Hole EJD0017A**
740 – 1074	334	0.63	0.32	269	1.06
1074 – 1110	36	0.72	0.81	54	1.28
1110 - 1204	pending

*Copper Equivalent estimated using $1.15/lb copper, $500/oz gold and $10/lb molybdenum, without regard to recoveries.

**Holes currently in progress.

Additional drill results and sections from the Heruga Deposit will be posted to Entrée’s web site at www.entreegold.com and to Ivanhoe Mines’ website at www.ivanhoemines.com

Results for holes EJD0001, EJD0004, EJD0007, EJD0009 and EJD0012 were announced by Entrée Gold in a news release dated October 3, 2007.

Ivanhoe Mines Earns 51% Interest in Entree-Ivanhoe Mines Agreement Area

Entrée has received notice from Ivanhoe Mines that it has incurred the required expenditures (US$20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area. Upon verification of these expenditures, a 51% Ivanhoe Mines/49% Entree joint venture will be formed. The joint venture will cover approximately 40,000 hectares of Entrée's 100%-owned 179,500 hectare Lookout Hill Property (including the Javhlant license) that adjoins and completely surrounds Ivanhoe Mine's Oyu Tolgoi Property.

Ivanhoe Mines has informed Entrée that it intends to continue to incur earn-in expenditures so as to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of US$35 million on exploration and/or development on the joint-venture properties prior to November 2012, Ivanhoe will earn:

•	a 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and
•	a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

Ivanhoe also owns approximately 15% of the outstanding shares of Entrée, while Ivanhoe’s strategic partner on the development of the Oyu Tolgoi Project, Rio Tinto, owns approximately 16% of the outstanding shares of Entrée.

Quality Assurance and Quality Control

Charles Forster, P.Geo., Ivanhoe Mines’ Oyu Tolgoi Exploration Manager, Stephen Torr, P. Geo., Ivanhoe Mines’ Chief Resource Geologist, and Robert Cann, P.Geo., Entrée’s Vice-President, Exploration, all qualified persons as defined by NI 43-101, supervised the preparation of the information in this news release.

SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Commercially prepared standards with molybdenum values equivalent to the grades encountered in the Heruga drill holes and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects.

Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe Mines”), and hosts the Hugo North Extension of the Hugo Dummett Deposit and the newly discovered Heruga Deposit.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date October 9, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary